

September 20, 2011

Via E-mail
Gilles Chaumillon
Bio-Solutions Corp.
14517 Joseph Marc Vermette
Mirabel, Quebec, Canada J7J 1X2

> **Re:** **Bio-Solutions Corp.**
> **Form 10-K/A-1 for Fiscal Year Ended December 31, 2010**
> **Filed April 20, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 333-147917**

Dear Mr. Chaumillon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A-1 for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

1. A going concern explanatory paragraph in an audit report that does not use the words "substantial doubt" when referring to the going concern matter does not comply with PCAOB standards/U.S. Generally Accepted Auditing Standards. Please have your auditors revise the going concern paragraph of their audit report to use the term "substantial" as opposed to "significant" doubt. Refer to paragraph 12 of Codification of Auditing Standards Section 341.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

2.   Please disclose the conclusions of your principal executive and financial officers
        regarding the effectiveness of disclosure controls and procedures as of December 31,
        2010. Your current disclosure is outdated as it refers to December 31, 2008. Refer to
        Item 307 of Regulation S-K. If you continue to disclose that disclosure controls and
        procedures are effective, please tell us and disclose how you were able to arrive at this
        conclusion in light of the material weakness identified in your internal control over
        financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

3.   We note you concluded internal control over financial reporting is not effective due to a
        weakness in your internal control over financial reporting identified in December 2007.
        We also note your statement that "[you] do not believe that this weakness has had any
        impact on [your] financial reporting and the control environment." Please explain this
        statement which seems to contradict your determination that internal control over
        financial reporting is not effective due to the identified control weakness or otherwise
        remove this statement from your disclosure. Please also make conforming revisions to
        your disclosures on Form 10-Q.

Item 15. Exhibits, Financial Statement Schedules

4.   Please file the consent required by Item 601(b)(23) of Regulation S-K or tell us why you
        are not required to do so. In light of the fact that you have not yet filed an auditor's
        consent, tell us how this affects your use of the prospectus that is a part of your
        registration statement on Form S-8 that incorporates by reference your report on Form
        10-K and the financial statements contained therein.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements

5.   Please include statements of cash flows for the six months ended June 30, 2011 and 2010.

Item 6. Exhibits

6.   Please submit to the Commission and post on your web site the interactive data files
        required by Item 601(b)(101)(i) of Regulation S-K.

Exhibits 31.1 and 31.2 Section 302 Certifications

7.   In future filings on Form 10-Q, please revise the certifications to conform to the exact wording prescribed in Item 601(b)(31)(i) of Regulation S-K. In particular, please use the term "registrant" instead of "small business issuer" or "issuer" throughout paragraphs 4 and 5 of the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief